Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statements 1

	Three months ended,
(in thousands EUR)	Mar 30, 2008	Mar 29, 2009

Net system sales	819,986	101,100
Net service and field option sales	99,222	82,525

Total net sales	919,208	183,625

Cost of sales	561,687	196,360

Gross profit (loss) on sales	357,521	(12,735)

Research and development costs, net of credits	82,723	78,025
Selling, general and administrative costs	57,696	41,968

Operating income (loss)	217,102	(132,728)

Interest income	3,575	3,261

Income (loss) before income taxes	220,677	(129,467)

(Provision for) benefit from income taxes	(54,217)	21,692

Net income (loss)	166,460	(107,775)

ASML — Summary IFRS Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2008	Mar 29, 2009

ASSETS

Property, plant and equipment	550,921	596,069
Goodwill	139,626	148,415
Other intangible assets	289,530	306,082
Deferred tax assets	225,544	244,609
Finance receivables	31,030	29,250
Derivative financial instruments	53,206	69,986
Other assets	29,449	14,177

Total non-current assets	1,319,306	1,408,588

Inventories	999,150	936,770
Current tax assets	87,560	—
Derivative financial instruments	39,240	33,580
Finance receivables	6,225	6,193
Accounts receivable	463,273	291,644
Other assets	170,680	186,004
Cash and cash equivalents	1,109,184	1,151,010

Total current assets	2,875,312	2,605,201

Total assets	4,194,618	4,013,789

EQUITY AND LIABILITIES

Equity	2,188,743	2,007,676

Long-term debt	661,483	671,492
Derivative financial instruments	19,743	1,566
Deferred and other tax liabilities	260,360	258,081
Provisions	15,495	16,955
Accrued liabilities and other liabilities	50,293	46,678

Total non-current liabilities	1,007,374	994,772

Accounts payable	193,690	165,252
Accrued liabilities and other liabilities	732,043	789,796
Current tax liabilities	20,039	11,161
Derivative financial instruments	48,051	40,650
Provisions	4,678	4,482

Total current liabilities	998,501	1,011,341

Total equity and liabilities	4,194,618	4,013,789

ASML — Summary IFRS Consolidated Statements of Cash Flows 1

	Three months ended,
(in thousands EUR)	Mar 30, 2008	Mar 29, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	166,460	(107,775)

Depreciation and amortization	45,218	63,644
Loss on disposals of property, plant and equipment	1,103	2,639
Impairment charges	1,551	2,592
Share-based payments	3,404	3,512
Allowance for doubtful debts	540	(13)
Allowance for obsolete inventory	20,766	22,135
Change in assets and liabilities	73,840	137,312

Net cash provided by operating activities	312,882	124,046

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(55,032)	(43,903)
Proceeds from sale of property, plant and equipment	—	1,200
Purchases of intangible assets	(45,526)	(40,291)

Net cash used in investing activities	(100,558)	(82,994)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	(87,605)	—
Net proceeds from issuance of shares and stock options	2,975	102
Redemption and / or repayment of debt	—	(1,735)

Net cash provided by (used in) financing activities	(84,630)	(1,633)

Net cash flows	127,694	39,419

Effect of changes in exchange rates on cash	(2,186)	2,407

Net increase in cash & cash equivalents	125,508	41,826
		—

ASML — Quarterly Summary IFRS Consolidated Income Statements 1

	Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2008	2008	2008	2008	2009

Net system sales	820.0	725.6	590.7	380.5	101.1
Net service and field option sales	99.2	118.6	105.8	113.3	82.5

Total net sales	919.2	844.2	696.5	493.8	183.6

Cost of sales	561.7	525.3	452.7	476.5	196.3

Gross profit (loss) on sales	357.5	318.9	243.8	17.3	(12.7)

Research and development costs, net of credits	82.7	87.1	88.6	95.8	78.0
Selling, general and administrative costs	57.7	55.3	52.2	47.7	42.0

Operating income (loss)	217.1	176.5	103.0	(126.2)	(132.7)

Interest income	3.6	5.0	6.6	2.8	3.2

Income (loss) before income taxes	220.7	181.5	109.6	(123.4)	(129.5)

(Provision for) benefit from income taxes	(54.2)	29.0	(27.0)	40.8	21.7

Net income (loss)	166.5	210.5	82.6	(82.6)	(107.8)

ASML — Quarterly Summary IFRS Consolidated Balance Sheets 1

	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2008	2008	2008	2008	2009

ASSETS

Property, plant and equipment	401.4	458.1	503.1	550.9	596.1
Goodwill	127.2	127.3	137.3	139.6	148.4
Other intangible assets	238.0	260.5	281.3	289.5	306.1
Deferred tax assets	213.3	238.4	228.6	225.6	244.6
Finance receivables	—	—	30.7	31.0	29.2
Derivative financial instruments	47.7	1.4	12.3	53.2	70.0
Other assets	31.8	32.0	32.6	29.5	14.2

Total non-current assets	1,059.4	1,117.7	1,225.9	1,319.3	1,408.6

Inventories	1,152.0	1,130.2	1,134.0	999.1	936.8
Current tax assets	—	—	—	87.6	—
Derivative financial instruments	36.5	46.6	21.0	39.2	33.6
Finance receivables	0.2	0.2	7.4	6.2	6.2
Accounts receivable	741.3	516.7	536.1	463.3	291.6
Other assets	202.4	185.9	210.6	170.7	186.0
Cash and cash equivalents	1,397.1	1,360.9	1,313.0	1,109.2	1,151.0

Total current assets	3,529.5	3,240.5	3,222.1	2,875.3	2,605.2

Total assets	4,588.9	4,358.2	4,448.0	4,194.6	4,013.8

EQUITY AND LIABILITIES

Equity	2,121.8	2,242.6	2,314.7	2,188.7	2,007.7

Long-term debt	609.1	585.6	591.0	661.5	671.5
Derivative financial instruments	—	11.2	0.9	19.7	1.6
Deferred and other tax liabilities	282.9	260.2	256.9	260.4	258.1
Provisions	—	—	—	15.5	16.9
Accrued liabilities and other liabilities	7.2	7.4	7.8	50.3	46.7

Total non-current liabilities	899.2	864.4	856.6	1,007.4	994.8

Accounts payable	479.6	267.2	271.0	193.7	165.2
Accrued liabilities and other liabilities	957.7	910.8	948.1	732.0	789.8
Current tax liabilities	111.5	50.8	42.4	20.0	11.2
Derivative financial instruments	19.1	22.4	15.2	48.1	40.6
Provisions	—	—	—	4.7	4.5

Total current liabilities	1,567.9	1,251.2	1,276.7	998.5	1,011.3

Total equity and liabilities	4,588.9	4,358.2	4,448.0	4,194.6	4,013.8

ASML — Quarterly Summary IFRS Consolidated Statements of Cash Flows 1

	Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2008	2008	2008	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	166.5	210.5	82.6	(82.6)	(107.8)

Depreciation and amortization	45.2	44.7	50.1	57.2	63.6
Loss on disposals of property, plant and equipment	1.1	1.3	1.4	0.4	2.7
Impairment charges	1.6	—	0.6	41.2	2.6
Share-based payments	3.4	2.9	3.6	3.0	3.5
Allowance for doubtful debts	0.5	(0.6)	(0.2)	0.5	—
Allowance for obsolete inventory	20.8	11.8	21.3	85.8	22.1
Change in assets and liabilities	73.8	(91.6)	(99.0)	(215.3)	137.3

Net cash provided by (used in) operating activities	312.9	179.0	60.4	(109.8)	124.0

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(55.0)	(65.5)	(68.3)	(71.1)	(43.9)
Proceeds from sale of property, plant and equipment	—	—	—	—	1.2
Purchases of intangible assets	(45.6)	(43.0)	(41.4)	(49.4)	(40.3)

Net cash used in investing activities	(100.6)	(108.5)	(109.7)	(120.5)	(83.0)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	(87.6)	—	—	—	—
Dividend paid	—	(107.4)	(0.4)	—	—
Net proceeds from issuance of shares and stock options	3.0	0.5	1.4	6.5	0.1
Net proceeds from other long-term debt	—	—	—	19.9	—
Redemption and/or repayment of debt	—	—	(1.3)	(1.1)	(1.7)

Net cash provided by (used in) financing activities	(84.6)	(106.9)	(0.3)	25.3	(1.6)

Net cash flows	127.7	(36.4)	(49.6)	(205.0)	39.4

Effect of changes in exchange rates on cash	(2.2)	0.2	1.7	1.2	2.4

Net increase (decrease) in cash & cash equivalents	125.5	(36.2)	(47.9)	(203.8)	41.8

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.

ASML – Reconciliation U.S. GAAP – IFRS 1
Net income

	Three months ended,
(in thousands EUR)	Mar 30, 2008	Mar 29, 2009

Net income under U.S. GAAP	145,123	(117,191)
Share-based payments (see Note 1)	(762)	(499)
Capitalization of development costs (see Note 2)	21,681	11,515
Income taxes (see Note 3)	418	(1,600)

Net income under IFRS	166,460	(107,775)
Shareholders’ equity

	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in thousands EUR)	2008	2008	2008	2008	2009

Shareholders’ equity under U.S. GAAP	1,958,159	2,060,575	2,122,848	1,988,769	1,795,951
Share-based payments (see Note 1)	(3,420)	(3,266)	(7,904)	(6,537)	(7,088)
Capitalization of development costs (see Note 2)	157,900	176,818	193,780	201,717	215,452
Income taxes (see Note 3)	9,186	8,478	5,969	4,794	3,361

Shareholders’ equity under IFRS	2,121,825	2,242,605	2,314,693	2,188,743	2,007,676
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRSs, a deferred tax asset is computed on the basis of the tax deduction for the share-based payments every period under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. FAS 123(R)’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.